FORM 3

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*
                  David Nierenberg
                  The D3 Family Fund
                  19605 NE 8th St.
                  Camas, WA  98607

2.       Date of Event Requiring Statement (Month/Day/Year)
                   4/26/02

3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)

4.       Issuer Name and Ticker or Trading Symbol
                  Virage, Inc. (VRGE)

5.       Relationship of Reporting Person(s) to Issuer  (Check All Applicable)

                  /   /    Director
                  /   /    Officer (give title below)
                  / X /    10% Owner
                  /   /    Other (specify below)

6.       If Amendment, Date of Original (Month/Day/Year)
                  N/A

7.       Individual or Joint/Group Filing (Check Applicable Line)
                  / X /    Form filed by One Reporting Person
                  /   /    Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned

1.   Title of Security (Instr. 3)
     i.     Common Stock
     ii.    Common Stock
     iii.   Common Stock
     iv.    Common Stock
     v.     Common Stock
     vi.    Common Stock
     vii.   Common Stock
     viii.  Common Stock
     ix.    Common Stock

2.   Transaction Date(s) (Month/Day/Year)
     i.     April 1 - 30, 2002
     ii.
     iii.
     iv.
     v.
     vi.
     vii.   April 26, 2002
     viii.
     ix.

3.   Transaction Code (Instr. 8)
                  Code:     P
                  V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     i.          Date         Amount(Shares)      (A) or (D)     Price per share
                 ---------    --------------      ----------     ---------------
                 4/ 1             10,000             (A)             2.58
                 4/ 2              3,500             (A)             2.55
                 4/ 3             14,000             (A)             2.20
                 4/ 8              3,000             (A)             2.21
                 4/ 9              6,000             (A)             2.20
                 4/10             55,000             (A)             2.20
                 4/25              4,300             (A)             1.77
                 4/26             26,700             (A)             1.73
                 4/30             21,000             (A)             1.78
     ii.
     iii.
     iv.
     v.
     vi.
     vii.       Date         Amount(Shares)      (A) or (D)     Price per share
                ---------    --------------      ----------     ---------------
                 4/26              2,000             (A)             1.90

     viii.
     ix.

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                      2,141,057 (10.3%)

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
     i.         D   1,995,280 by The D3 Family Fund, L.P.
     ii.        I      50,606 by Haredale, Ltd.
                       P.O. Box N-4465, Nassau, New Providence,
                       The Bahamas.
     iii.       I      25,000 by Olivier Roux
                       Talisman Management Ltd.,37 Ixworth Place, London SW3,
                       England.
     iv.        I      20,000 by James Henry Hildebrandt
                       c/o Bain & Company, Tenth Floor, One Pacific Place,
                       88 Queensway,
                       Hong Kong.
     v.         I      17,000 by Toxford Corporation
                       P.O. Box 3048, St. Andrews House, Le Bordage,
                       St. Peter Port,
                       Guernsey, Channel Islands, British Isles.
     vi.        I      10,300 by Florence Cies
                       3300 Narvaez, #26, San Jose, California  95136
     vii.       I       2,000 by Henry Hooper
                       2900 SE 149Th Court, Vancouver, WA 98683
     viii.      I       9,871 by The Nierenberg Family 1993 Trust
                       19605 N.E. 8th Street, Camas, Washington  98607
     ix.        I      11,000 by The David and Patricia Nierenberg 1993
                       Irrevocable Trust
                       Lawrence K. Orr, Trinity Ventures, 3000 Sand Hill Rd.,
                       Bldg. 4, Suite 160, Menlo Park, CA 94025.

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
                  Mr. Nierenberg has sole voting and dispositive power over the shares listed.

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
                  N/A

2.   Conversion or Exercise Price of Derivative Security
                  N/A

3.   Transaction Date (Month/Day/Year)
                  N/A

4.   Transaction Code (Instr. 8)
                  N/A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  N/A

6.   Date Exercisable and Expiration Date (Month/Day/Year)
                  N/A

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
                  N/A

8.   Price of Derivative Security (Instr. 5)
                  N/A

9.   Number of Derivative Securities Beneficially Owned at End of Month
          (Instr. 4)
                  N/A

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
          (Instr. 4)
                  N/A

11.  Nature of Indirect Beneficial Ownership (Instr. 4)
                  N/A


Explanation of Responses:
                  N/A


                         /s/ DAVID NIERENBERG                           5/8/02
                         ----------------------------------------       -------
                         ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.